Man Group USA Inc.
Two World Financial Center, 27th Floor
New York, NY 10281-2700
Tel +1 212 566 9000
Fax +1 212 566 9418
www.mangroupplc.com

02042805

July 12, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUL 22 2002
WASH. D.C. 164 SECTION

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed stamped envelope.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

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Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Man Group plc

Full Issuer Name:
Man Group plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
Mr Barry Wakefield

Tel. No:
020 7285 3254

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
2002 AGM

Announcement Body Information:
10 July 2002 Annual General Meeting resolutions other than those relating to ordinary business (9.31(b))

Copies of the above documents have been submitted to the UK Listing Authority,

and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No. (0) 20 7676 1000

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